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                               June 14, 2023

       Lawrence Garcia
       Chief Executive Officer
       Ameriguard Security Services, Inc.
       5470 W. Spruce Avenue, Suite 102
       Fresno, CA 93722

                                                        Re: Ameriguard Security
Services, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 19, 2023
                                                            File No. 333-271200

       Dear Lawrence Garcia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 19, 2023

       Cover page

   1. We note your response to comment 1. Please revise to provide an accurate calculation of the aggregate net
proceeds or clarify how you arrived at your net proceeds calculation. In this regard, we note
that the fixed price used for the calculation is different from the fixed price disclosed on the
third paragraph. Please also revise to ensure consistency throughout your registration
statement, as we note placeholders for the fixed price in the Plan of
                                                        Distribution section.
 Lawrence Garcia
FirstName
AmeriguardLastNameLawrence      Garcia
            Security Services, Inc.
Comapany
June       NameAmeriguard Security Services, Inc.
     14, 2023
June 14,
Page 2 2023 Page 2
FirstName LastName
Prospectus Summary
Corporate History, page 1

2. Refer to comment 33. Please reconcile your disclosure of the $450,000 cost of the
         Company   s purchase of AGSS to your disclosure in Note 3 on pages F-9 and F-19 where
         you disclose the purchase of AGSS at $5,000,000 and with the $500,000 cost disclosed in
         Note 7 on page F-11 and revise as necessary.
Impact of COVID, page 6

3. We note your response to comment 5 that the actual cost of the increased overtime was not material to your overall operations for the year ending December 2022. However, your disclosure on page 6 states that you experienced "increased overtime expenses to levels never before seen." Please revise to ensure consistency throughout your disclosure.
Business, page 19

4. We note your response to comment 13 and reissue in part. Please revise here and in your
         Management   s Discussion and Analysis section to provide a concise
summary of the
         material terms of your current contracts including the four federal contracts discussed in your Notes to the Financial Statements and any material portion of your government business that may be subject to termination or renegotiation at the election of the
         Government.
5. We note your response to comment 14 and reissue in part. Please revise here and elsewhere as appropriate, to clearly state that you do not have any agreements with potential acquisition targets, as you do in your response. In this regard, we note your disclosure on page 21 that you have abandoned the purchase of TransportUS, Inc., but also on page 28 that in the second quarter of operations from April to June 30, 2023, your focus will be to acquire a guard company.
Liquidity and Capital Resources, page 25

6. You disclose that during the three months ending March 31, 2023, operations generated a net decrease in cash of approximately $441,000 while cash used from general operations was approximately $344,000. Please revise to disclose that your net loss of $442,996 resulted in a net decrease in cash while other cash flows from operating activities resulted in a $343,000 decrease in cash.
Management's Discussion and Analysis and Results of Operations
Results of Operations for the three months ending March 31, 2023, page 25

7. The amount of the change in total cost of services during the first three months of 2023 as compared to the comparable period of the prior year of $232,300 does not agree to the change indicated by your income statements for these periods on page F-14 of approximately $297,000. Additionally, the increase in operating expenses for the first
 Lawrence Garcia
FirstName
AmeriguardLastNameLawrence      Garcia
            Security Services, Inc.
Comapany
June       NameAmeriguard Security Services, Inc.
     14, 2023
June 14,
Page 3 2023 Page 3
FirstName LastName
         quarter of 2023 as compared to this same period of 2022 of $385,000 does not agree to the amount indicated by your income statements on page F-14 of approximately $322,000.
         Additionally, your net loss in the first quarter of 2023 of $441,000 as disclosed on page 25 does not agree to the amount per your income statement on page F-14. Please reconcile and revise these disclosures.
Description of Securities
Preferred Stock, page 31

8. We note your response to comment 27 and reissue in part. Please revise your cover page and prospectus summary to discuss the disparate voting rights of future stockholders of series A preferred shares.
Directors, Executive Officers and Corporate Governance, page 33

9. Please revise the disclosure in this section as of the most recent practicable date, rather than the December 31, 2021 date provided. Please also revise to include General Russel
         Honor   separately in the table, as required by Item 403 of Regulation
S-K. Lastly, please
         revise the signature page to include Mr. Honor   in his director
capacity. Please refer to
         Instruction 1 to Signatures to Form S-1.
Financial Statements
Statements of Cash Flows, page F-6

10. We note the changes made to your cash flow statement in response to comment 29. Please revaluate your classification of your various categories of cash flows. We note for example, that you present depreciation expense, a non-cash adjustment to net income/loss, as an investing activity instead of operating activity, the purchase of AGSS is presented as a financing activity instead of an investing activity, and a change in an operating lease liability is presented as investing activity while a change in an operating lease asset is presented as financing activity. Please revise your classification of these cash flows or explain why you do not believe this is required. In addition, correct as necessary your statement of cash flows for the quarter ended March 31, 2023. We note, for example, that your statement of cash flows for this period presents loan principle payments as investing activities. For guidance, refer to ASC 230.
11. Please explain how the change in operating lease liability of $(79,358) and the change in operating lease asset of $71,049 relate to the amounts presented on your balance sheets.
         For example, please explain the nature and amounts of the transactions that resulted in the changes in the operating lease asset and liabilities such as lease payments or depreciation and indicate the amounts of such transactions.
12. Considering the significant changes to your statements of cash flows for the year ended
         December 31, 2021, please tell us why you have not included the disclosures required by
         ASC 250-10-50-7 regarding the correction of an error in the notes to your financial statements.
 Lawrence Garcia
Ameriguard Security Services, Inc.
June 14, 2023
Page 4
Financial Statements as of and for the Three Months Ended March 31, 2023, page F-13

13. Please label your interim March 31, 2023 financial statements as unaudited.
       You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                          Sincerely,
FirstName LastNameLawrence Garcia
                                                          Division of
Corporation Finance
Comapany NameAmeriguard Security Services, Inc.
                                                          Office of Trade &
Services
June 14, 2023 Page 4
cc:       Matthew McMurdo, Esq.
FirstName LastName